Exhibit 12.1

PENINSULA GAMING, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In thousands of dollars)

	Year Ended December 31,
	2011	2010	2009	2008	2007

Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$(10,210)	$3,511	$(13,441)	$22,756	$(5,154)
Fixed charges excluding unamortized capitalized interest	70,419	61,750	75,224	42,149	42,931
Total earnings	$60,209	$65,261	$61,783	$64,905	$37,777

Fixed charges:
Interest expense including capitalized interest	$70,904	$59,598	$72,882	$42,940	$41,348
Portion of rental charges deemed to be interest	1,830	1,931	2,121	2,293	2,287
Total fixed charges	$72,734	$61,529	$75,003	$45,233	$43,635
Ratio of earnings to fixed charges	-	1.1	-	1.4	-

Deficiency	$12,525	-	$13,220	-	$5,858